Exhibit (a) (4) Final Transcript Conference Call Transcript MEH - Q4 2006 Midwest Air Group, Inc. Earnings Conference Call Event Date/Time: Jan. 25. 2007 / 11:00AM ET

CORPORATE PARTICIPANTS

 Tim Hoeksema

 Midwest Air Group, Inc. - Chairman, President and CEO

 Curt Sawyer

 Midwest Air Group, Inc. - SVP and CFO

 Scott Dickson

 Midwest Air Group - SVP and CMO

 Dennis O'Reilly

 Midwest Air Group, Inc. - Treasurer & Dir. IR

CONFERENCE CALL PARTICIPANTS

 Helane Becker

 The Benchmark Company - Analyst

 Jim Parker

 Raymond James - Analyst

 Craig Kennison

 Robert W. Baird & Co., Inc. - Analyst

 PRESENTATION

Operator

 Ladies and Gentlemen, thank you for participating in today's conference call. [Operator Instructions] This morning Midwest Air Group released financial results for fourth quarter and full year 2006. It also released the position of its Board of Directors regarding AirTran's unsolicited exchange offer. If you have not received the news releases, please access the company's website at www.midwestairlines.com, or contact Jenny Mahoney at 414-570-4073.

Joining us today from the management of Midwest Air Group will be Tim Hoeksema, Chairman, President and Chief Executive Officer, Curt Sawyer, Senior Vice President and Chief Financial Officer, Scott Dickson, Senior Vice President and Chief Marketing Officer, and Dennis O'Reilly, Treasurer and Director of Investor Relations.

Management will first provide an overview of the financial results and then discuss it's Board's position, before opening the call for a question and answer session. Before we begin, Midwest Air Group would like to remind participants that this conference call may contain certain forward-looking statements that are subject to the Safe Harbor language in today's news releases. Please note that this conference call is being recorded. Thank you.

We will now turn the call over to Mr. Tim Hoeksema. Mr. Hoeksema, please, you may begin.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you, Mirella, and welcome everyone and thank you for joining us today. We were delighted this morning to announce our fourth quarter and 2006 results, which included our third consecutive quarterly profit and a profitable year.

Let me begin by briefly summarizing those results. Compared with the fourth quarter of 2005, operating revenue increased 18% to $168.3 million. Net income improved to $3.6 million from a loss of $13.8 million. Operating income improved to $1.9 million from a loss of $14 million. Diluted earnings per share improved to $0.16 from a loss of $0.79. And revenue per available seat mile, or RASM, increased 12% to $0.1227.

And for the full year compared to 2005, operating revenue increased 27% to $664.5 million. Net income improved to $5.4 million from a loss of $64.9 million. Operating income improved to $600,000 from a loss of $65.2 million. Diluted earnings per share improved to $0.29 from a loss of $3.71. I should note that 2005 included charges totaling $0.98 per share, including the impairment of two aircraft removed from service and sold. And for the year, RASM increased 12.5% to $0.1226.

Our results in the fourth quarter were negatively impacted by a $2.9 million, or 5.3% increase in fuel expense, of which $900,000 or $0.04 per diluted share were related to price decreases. Fuel expense includes the effect of hedging, which negatively impacted fuel costs by $2.7 million.

I should point out that due to accumulated losses and the inability to offset net operating losses against deferred tax liabilities, Midwest Air Group ceased to record a Federal Income Tax benefit on losses as of the second quarter of 2004 and state income tax benefits as of the second quarter of 2005.

During 2006, the company recorded alternative minimum tax expense, offset by the favorable resolution of tax contingencies previously accrued.

Our fourth quarter performance was solid, capping a turn-around year for Midwest Air Group. Traffic and revenue continued strong and we also had a small benefit from moderating fuel prices.

The 18% increase in revenue reflects a 16% increase in passenger traffic, due to strong customer demand and response to competitive pricing, as well as schedule and service enhancements. The traffic increase occurred at a 6.2% increase in schedule service capacity. This led to an increase in load factor of 6.7 percentage points at Midwest Airlines and 3.1 percentage points at Midwest Connect.

We saw yield increase 2.9% at Midwest Airlines and .3% at Midwest Connect, driven by an industry reduction in capacity and improvements in our revenue management processes.

The net result in the shift of load factor and yield was an increase in RASMs of 13.8% at Midwest Airlines and 5.9% at Midwest Connect.

We also closed the quarter in a strong cash position, ending with $157.7 million in cash, of which $118.1 million was unrestricted. Total cash was up from $137.8 million at the end of 2005 and unrestricted cash was up from $99 million in the same period.

In the fourth quarter, we continued our focus on reducing cost and increasing revenue. Curt Sawyer will now comment on our work to reduce CASM and other cost-related issues. Curt?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Thank you, Tim, and good morning. Today I will first discuss the results for Midwest Airlines and then for Midwest Connect. I will then follow that with some comments on our balance sheet and capital spending.

As Tim mentioned, the company's efforts to maximize revenue and to reduce non-fuel costs, combined with improving industry conditions, were augmented by the first year-over-year decline in fuel costs we've seen in many quarters. Admittedly, the fourth quarter of 2005 did include the hurricane-induced spike in fuel costs. We were happy to receive the turn-around in the fuel price trend that started late in the third quarter and continued through the fourth quarter of this year.

In the fourth quarter, Midwest Airlines costs per available seat mile, or unit cost, increased by $0.31, or 2.9% to $0.1121. Excluding fuel, CASM was up $0.29, or 4.2% to $0.0725.

Let me comment on some of the specifics.

The average price per gallon for fuel for the quarter was $2.09, which is a decrease of 1.3% compared to fourth quarter 2005. Along with the change in fuel price, fuel consumption has increased 8.4% on a 9.6% increase in block hours. Fuel collars for the company in place during the quarter covered approximately 40% of the total consumption, with an average floor price of $2.01 per gallon and average ceiling price of $2.22 per gallon, based on Gulf Coast mean pricing. This excluded into-plane and other costs that typically add $0.20 per gallon to our recorded fuel costs.

During the quarter, the company recognized a net cost of $2.4 million, or approximately $0.10 per gallon, due to the price of jet fuel falling below the floor prices of the collars.

Midwest Airlines recognized costs during the quarter of $1.3 million related to the company's financial and legal advisors, equivalent to $0.01 per ASM.

The mix of flying in the fourth quarter of 2006 was affected by the timing of heavy checks on our MD-80 fleet, with Saver Service block hours falling 4.2%, while Signature Service rose 16.3% compared to last year. This lead 16.3% compared to last year. This lead to total block hours increasing 9.6%, while ASMs increased only 6.3%.

For the full year, Midwest Airlines costs per available seat mile increased $0.06, or 0.5%, to $0.1127. The third quarter of 2005 included $0.35 of impairment charges. Excluding fuel, CASM declined $0.51, or 6.6% to $7.22, also, including the $0.35 of impairment charge in 2005. For the full year, fuel costs were up 16.4% from 2005, adding $0.75 to unit costs.

Unit costs for full year 2006 at Midwest Airlines increased in several cost categories, in addition to the previously mentioned increase in fuel price.

Commissions were up $0.05, principally due to increased ticket revenue.

Station costs, although down for the quarter, were up for the year a small amount, due to the implementation during 2005 of ramp handling by Skyway for Midwest Airlines in Milwaukee.

Aircraft rentals were up 12.4% on the unit basis due to the addition of three 717 aircraft in 2006, completing that fleet at 25.

These increases in unit costs were partially offset by decreases in salaries and benefits, due primarily to better utilization of flight crews, the outsourcing of heavy maintenance in the Milwaukee ramp and improvements in medical benefits costs.

Maintenance was also down 13.6% on a unit basis, due primarily to improvements in engine maintenance costs on the MD-80 fleet.

Dining service has improved 7% on a unit basis with a full year of in-sourcing in 2006.

Depreciation improved 18.8%, with the disposal last year of two owned MD-80s.

At Midwest Connect, cost per available seat mile for the fourth quarter declined 4.2% to $0.2931 per ASM or $0.2225 excluding fuel, an improvement of 4.9%.

Besides the improvement of 2% in fuel costs, Skyway also had unit cost improvement in maintenance of 9.2%, related principally to reduction of the Beechcraft fleet, partially offset by the increase in the 328JET fleet.

Other costs improved 28.2% in the quarter, related primarily to the write-off in 2005 for $1 million of aircraft purchase deposits. The write-off of the deposit accounted for [one point zero four cents] per ASM in the fourth quarter of 2005.

Partially offsetting these improvements, salaries, wages and benefits were up 4.3%, partially attributable to a favorable impact in the previously year of $0.5 million in reduced expenses associated with vacation policy change, which favorably affected unit costs by $0.51.

Unit costs for stations were up 3.9% in the quarter, largely due to an aircraft damage charge.

For the full year, CASM for Midwest Connect rose 8.8% to $0.2936, while CASM excluding fuel rose 7% to $0.2210.

Principally related to the costs that Skyway has incurred in providing ramp and commissary services to Midwest Airlines, which has reduced the net cost to the consolidated company. Those services were phased in during 2005.

As Tim mentioned, at the end of the quarter we had $157.7 million in total cash, of which $118.1 million was unrestricted, compared to $137.8 million in total cash, of which $99.0 million was unrestricted at the end of 2005. Both year ends benefited from the contract amendment and extension with Juniper Bank, the vendor of our Midwest Airlines Master Card, which included a change from payments quarterly in arrears to annually in advance, starting in December 2005.

Capital spending in the fourth quarter totaled $7 million and was primarily associated with the purchase of an incremental 328JET, a spare engine for our Boeing 717 fleet and spare parts for the Boeing 717 fleet as well.

For the full year, capital expenditures, net or credit supplied, totaled $13.5 million. Capital spending will rise in 2007 and is expected to about equal our anticipated depreciation of approximately $16.5 million.

The company has recently increased its hedging activity and now has about 90% of its estimated 2007 fuel requirements hedged. These hedges are a combination of collars and fixed forward-pricing arrangements. As a consequence, the company expects to realize about $2.06 into-plane for its 2007 average fuel price. Since a portion of these positions are collars, some fluctuation is possible, particularly in the first half of the year. And the cost each quarter may differ from the average. Tim?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Curt, thank you very much. Scott will now provide insight into our efforts to increase revenue through service improvement, competitive pricing and aggressive yield management. Scott?

 Scott Dickson  - Midwest Air Group - SVP and CMO

 Thank you, Curt and Tim, and good morning. As I've done on prior calls, I'll first talk about marketing developments at Midwest Airlines as a subset of Midwest Air Group and will conclude with comments on Midwest Connect.

The quarter was marked by good fundamentals that contributed to our positive results. Overall, customer demand remained solid, fares and yields continued to grow modestly as a result of gains made from some industry fare increase attempts. And industry capacity growth was reasonably restrained during the quarter. The above factors combined to produce yield growth of 2.9% for fourth quarter of '06 versus the same quarter in 2005, with RASM improvement of 13.8%. As a result, Midwest passenger revenue grew 21% year-over-year for the fourth quarter.

Scheduled service ASMs grew by 7% for the quarter versus the same period a year ago. RPMs for the quarter increased by 17.5% year-over-year, resulting in a fourth quarter '06 load factor of 74.3%, a 6.7 point gain versus 2005.

Midwest continued to demonstrate its ability to compete very successfully at its hubs. In November 2006, Midwest and Midwest Connect reported a market share in Milwaukee of 52.3%, a 1.4 point gain over the same period in 2005.

Similarly, at our hub in Kansas City, market share in November '06 grew to 10.8%, up 1.9 points from the same time a year ago.

In December, Midwest secured two more slots at LaGuardia and added a fifty daily flight from Kansas City. At the same time, we added an eighth daily flight on our hub-to-hub group between Milwaukee and Kansans City.

Midwest also implemented its package of winter seasonal flying to Florida, including the new Kansas City/Ft. Myers route.

Competitive changes announced by other airlines in the last 90 days, included Northwest communication that the last three non-hub-related routes from Milwaukee would be discontinued in early January 2007. This included their flights from Milwaukee to Las Vegas, Los Angeles and Orlando.

There are several other marketing items worth noting for the fourth quarter of '06. Midwest signed an air services agreement with SkyWest for 50-seat regional jet flying and immediately began work on a phased implementation on the program, starting in April 2007. Fifteen aircraft will be deployed during 2007. These aircraft will have a Midwest Connect delivery, our brown leather seats, Best Care Cuisine offerings and, of course, baked on board chocolate chip cookies.

Midwest signed a letter of intent to acquire two more MD-80 aircraft and we plan to add, that we plan to add to the fleet in 2007. The planes will be used to enhance long-haul flying.

The focus of charter service operations during the quarter shifted from Major League Baseball to a National Hockey League and National Basketball Association and major college basketball teams.

Midwest Airlines began implementing its system for on-board, better credit card payments for Best Care Cuisine meals, alcoholic beverages and digi-player entertainment units. We hope to complete implementation during the first quarter of '07.

Web sales at midwestairlines.com generated 35% of total air group revenue for the fourth quarter 2006. Additionally, direct sales via our website and contact center combined generated 46% of revenue in the quarter.

Cargo revenue in the quarter grew by 70.5% year-over-year for the air group, with gains in air freight, mail and our small package counter-to-counter service all contributing to the increase. Mail revenue continued to be the primary driver of the gain, as our new 5-year with the United States Postal Service took effect.

Now, let's look beyond the fourth quarter of 2006 at some items planned for Midwest Airlines.

Midwest Airlines remains very excited about its growth plans for 2007. The plan contains a variety of elements, including right size and capacity across the network to enhance financial results. A key element of our right-sizing initiative is a 15-aircraft SkyWest program. As we implement the plan, Boeing 717s and 328JETS will be freed up and redeployed to new opportunities. Additionally, we will open about a half dozen new cities and implement about a dozen new routes and increase frequency in selected existing markets.

To that end, we just announced our first two new services, Milwaukee to Duluth Superior, which starts operation in March using 328JETS, and Boeing 717 Signature Service between Kansas City and Seattle starting in April.

Several regional routes will be upgraded from turbo-prop to all-jet operations. More on this in a moment when I discuss Midwest Connect. As indicated earlier, we plan to add two more long-range MD-80s to the fleet and about a dozen Signature seats in the two-by-two configuration will be added to our MD-80 Savor aircraft, which currently have a two-by-three seating configuration in our flown-to-leisure markets. Our customers have been asking for this enhancement and we plan to provide it for them by the fourth quarter of '07. The seats will be sold largely via an upgrade fee.

Midwest will also launch a new and improved onboard magazine in March to complement the SkyMall catalogue that was placed on our aircraft this month. Both programs have a positive revenue impacts for the company.

And finally, some concluding comments about Midwest Connect. Midwest Connect acquired its eleventh and twelfth Fairchild 328 jets in the latter portion of 2006. During fourth quarter of '06, the eleventh plane was used to upgrade the Milwaukee-Dayton route from Beech 1900 to all-jet operations, and to upgrade more turbo-prop flights to jet service in our Appleton-Grand Rapids-Columbus markets. The twelfth 328JET will be deployed in March to upgrade Milwaukee-St. Louis service to all-jet operations and to fly the new service to Duluth Superior mentioned earlier.

Looking at the numbers for Midwest Connect, our PMs were up 0.006% in the fourth quarter of '06 versus a year earlier. Passenger RASM grew by 5.1% and load factor by 3.1 points to 67.1%.

Yield grew by 0.003% during the quarter, however, it should be noted that passenger [load vol] has been growing markedly at Midwest Connect. This trend, of course, has a dampening effect on yield.

One final note of clarification, beginning in April of 2007, there will be two entities flying under the Midwest Connect banner. Our wholly-owned subsidiary, Skyway Airlines, along with our new 50-seat regional jet operator, SkyWest Airlines.

Thank you and I'll now turn it back to Tim.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Scott, thank you very much. Now I want to take a few minutes to discuss our other news of the day. Our Board of Directors met again yesterday and, after extremely thoughtful and careful review, made its recommendation about AirTran's unsolicited exchange offer.

As you may have seen in the news release that we issued this morning, the Board recommended that shareholders reject the offer and not tender their shares to AirTran. The Board determined that the AirTran's offer is inadequate and not in the best interest of our shareholders and other stakeholders and that our strategic plan is the best way to continue to deliver value to Midwest shareholders.

The Board believes that AirTran's offer is opportunistic in its timing and undervalues Midwest stock. The work that we have done over the past five years to restructure this company is now starting to bear fruit and today's earnings results are evidence of that fact.

We now, we have now had three profitable quarters in a row and our stock has experienced very impressive growth. Over the past twelve months, Midwest share price has increased 167%, so it's no wonder AirTran thinks we're a good company to try to buy. We believe that we are a great company for our shareholders to own. We have benefited from the improvement in our market position, as well as the continued recovery in the industry. Market conditions are improving and we believe they increasingly favor high quality carriers with a differentiated business model. Midwest is just such a carrier. We provide differentiation that translates into market preference.

In evaluating AirTran's offer the Board also noted that the offer certainly does not recognize the value that we plan to unlock in our business plan in 2007 and beyond. Midwest has benefited from significant business and financial momentum. That momentum should continue to gain traction and Scott and Curt went through many of the highlights of the strategic plans that we will implement in 2007. The regional jet program with SkyWest, the redeployment of 717s, our decision to add two more MD-80s to our fleet, and the hedging of essentially all of our fuel requirements for the remainder of the year.

One other point I want to emphasize is that we expect to make a decision about the fleet replacement for our MD-80s this year and we believe that we will have a positive impact on our business longer term. The aircraft that we choose to replace the MD-80s will also be our growth aircraft going forward.

In making its recommendations, the Board also noted management's confidence in its ability to execute against the strategic plan that the company issued guidance regarding the operational performance of earnings per share of at least $1.70 for 2007 before fees and expenses incurred in connection with AirTran's unsolicited offer.

This is an important time for Midwest shareholders. Long-term shareholders have shown loyalty by standing by us and they have, they are now at the point where they should benefit from our hard work. As a result, the Board also believes that AirTran has taken the opportunity to launch an unsolicited offer now denying Midwest shareholders the chance to recognize the long-term benefits of our strategic plan.

Also, AirTran's offer is highly dependent on the value of its own common stock, which is uncertain and has declined nearly 28% over the past twelve months, while our stock, as you know, has risen.

One other important consideration, AirTran is proposing to fund substantially all of the cash portion of its offer with our cash. They need $171 million for the cash portion and we had $158 million in cash as of December 31, or more than $6 per share. They want to use your cash to buy your company. No wonder they think this is a great offer.

There have been a number of comments made about our business and our market since AirTran first launched its offer. I want to take just a few moments to correct the record. Milwaukee, first of all, is a very well-served competitively priced market. Midwest has operated for more than 22 years and has cultivated a loyal and sophisticated customer base. We are number one in market share in Milwaukee and number two in Kansas City. We believe that being number one is a good thing and that we are proud of our success in these markets.

We are a carrier that profitably serves a wide variety of markets using a number of different types of aircraft. Not every market needs or can support large 100-plus seat aircraft and it doesn't make sense financially. We don't think that AirTran understands how to successfully operate a regional jet service program. But, we do, and we are committed to serving smaller markets and connecting them to the rest of the country.

AirTran's track record has shown that they lack commitment to many new markets and, if they were to take over Midwest, many of our smaller communities could be abandoned, leaving these communities truly underserved. Serving our customers and serving our communities part of what makes Midwest unique. Over the past month, we have received 1,000 emails and letters and hundreds of calls from members of the community who support our business. And I am proud that today we have given them even more reason to support us as we highlighted our performance in 2006 and outlined our growth plans for 2007 and beyond. All of our constituencies are very important to this airline. Our customers have a choice and they chose to fly Midwest.

Our loyal employees have a choice and they choose to work hard and provide that is truly the best care in the air. That includes the Midwest Airlines pilots, whose Master Executive Council has endorsed our efforts to move forward with our business plan as a stand-alone, independent company. Their endorsement was communicated to our Board and I would like to publicly thank them for their show of support.

Today, our shareholders also have a choice and we are asking them to choose to support our strategic plan and to continue to watch Midwest perform. As you know, our strong independent Board includes a former U.S. Secretary of Transportation, a leading aviation consultant, and other successful dedicated business-savvy people, each possessing unique expertise. Their opinions on the industry are based on deep knowledge of the fundamentals and how best to take advantage of those trends. The Board believes that the choice between Midwest's long-term strategic plan and AirTran's undervalued opportunistic offer is clear. Our Board is unanimous in its confidence in our business strategy and our management is committed to continuing to build on our success. We look forward to continuing to serve all of you and to provide you with an update of our efforts next quarter.

Thank you all for your continued support.

With that, I'll wrap up our discussion. We'll now open it up and try and answer your questions.

 QUESTION AND ANSWER

Operator

 [Operator instructions] Our first question comes from the line of Helane Becker from Benchmark. Please proceed.

 Helane Becker  - The Benchmark Company - Analyst

 Oh, thanks, Operator. Hi guys. And, this is a very nice quarter.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you.

 Helane Becker  - The Benchmark Company - Analyst

 Just, it looked like the revenues were fairly, were actually fairly strong, so I was kind of wondering if you could comment on what you're seeing in terms of the book/load factor for the first quarter, number one. And, number two, if you have capacity guidance for the year-by-quarter. And then, Tim, for you a question. Have you talked to the Board about the idea of taking the company private? And is that something you would consider?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Okay, Scott is smiling the most when you talk about the, a strong quarter and question bookings in the first quarter, so I'll let him answer that. And then I'll speak to your question about taking the company private.

 Scott Dickson  - Midwest Air Group - SVP and CMO

 Well, we're not going to get specific figures on load factors, but our bookings are very strong looking out into the future, 330 days, which is of course how far out our registration system looks. So, we've got a good, good bump above where we were a year ago this time and the bookings exceed the rate of capacity growth by a good margin. So, it's all very encouraging.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Do you want to comment on the capacity, Dennis?

 Dennis O'Reilly  - Midwest Air Group, Inc. - Treasurer & Dir. IR

 Helane?

 Helane Becker  - The Benchmark Company - Analyst

 Yes?

 Dennis O'Reilly  - Midwest Air Group, Inc. - Treasurer & Dir. IR

 Make sure I've got this here. Understand, first thing that we talked about 15% capacity growth?

 Helane Becker  - The Benchmark Company - Analyst

 Right.

 Dennis O'Reilly  - Midwest Air Group, Inc. - Treasurer & Dir. IR

 About 10% of that 15 is SkyWest. So, that doesn't get reported by us over the course of the year.

 Helane Becker  - The Benchmark Company - Analyst

 Okay.

 Dennis O'Reilly  - Midwest Air Group, Inc. - Treasurer & Dir. IR

 Okay. So, how about if I give you, you want it at air group level?

 Helane Becker  - The Benchmark Company - Analyst

 Well, I guess that's good. Or I can take, yeah, that's fine.

 Dennis O'Reilly  - Midwest Air Group, Inc. - Treasurer & Dir. IR

 Okay, by quarter, 1.4, 1.404. Second quarter, 1.439. Third quarter, 1.413. And fourth quarter, 1.445. And the SkyWest would not be in that number. SkyWest by quarter. 83 million. Second quarter, sorry. Second quarter, 83 million. Nothing in first. 191 million in third. And 237 million in the fourth, totaling roughly 511 million.

 Helane Becker  - The Benchmark Company - Analyst

 Thank you.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Oh, and then your last question about taking the company private. And I would just answer that this way. First of all, our focus, as you can appreciate, and hope really appreciate today with our results turning in the right direction, is to focus on value for our shareholders. And we work very hard at that. We've worked very hard at that over the last five years and it's nice to see that coming into focus. And I think, speculating on anything else would simply be a hypothetical situation, hypothetical and, again, we just focus on the things that are important that provide quality service to our customers.

 Helane Becker  - The Benchmark Company - Analyst

 Okay. Thank you.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thanks, Helane.

Operator

 Our next question comes from the line of Jim Parker from Raymond James. Please proceed.

 Jim Parker  - Raymond James - Analyst

 Good morning to all.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Hi, Jim. How you doing?

 Jim Parker  - Raymond James - Analyst

 Good. I just thought, under your 170 forecast that you presented for '07, I'd like to know what the assumptions are on load factor, yield and CASM?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Curt, you want to?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Sure, can you give me just a moment on that? And, Jim, this is at the air group level?

 Jim Parker  - Raymond James - Analyst

 Okay.

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 The full year, we're showing load factor of about 77.9.

 Jim Parker  - Raymond James - Analyst

 Okay.

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 And yield at the air group level, 16.4. Of course, CASM at the air group level is a little hard to deal with. I mean, what, I guess the way I would give you guidance on CASM is we do expect our CASM to be up slightly year-over-year this year with the maturation of the 717 fleet coming out of warranty. And that does not include on the, at the Midwest Airlines level, rolling the regional contract into that. A regional contract would be accounted for as part of Midwest Connect. So, it's a little complicated to look at CASM at the air group level, because of the regional contract.

 Jim Parker  - Raymond James - Analyst

 Okay, a second question has to do with Kansas City. Is Kansas City a profitable operation?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Jim, we've never broken down profitability in that way, although I can tell you that we look at profitability by route, as a matter of fact, on a monthly basis. But, I would just suffice to say that we're very happy in Kansas City.

 Jim Parker  - Raymond James - Analyst

 Okay, thank you.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thanks, Jim.

Operator

 Our next question comes form the line of Craig Kennison. Please proceed.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 Good morning, everyone.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Hey, Craig. How you doing?

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 Great. Thanks. Congratulations on the quarter and on the '07 hedge.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 Getting back to the $1.70 and the SkyWest deal, could you give us a feel for the margin expectation at SkyWest and maybe how many of the $1.70 in EPS is really attributable to SkyWest. Thanks.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 We don't really comment on margins on those kinds of things. Let me say that we are expecting improvement in profitability in all segments, mainline, connect and including the contribution of the 50-seat regional jet contract. But, our expectation at this point is not to break those out separately.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 So, can you help me understand how we will see SkyWest on the P&L? Will we see a revenue impact broken out or a cost impact?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 What you will see, yes, certainly. What you'll see, that will be reported as part of Midwest Connect. And so on Midwest Connect side, you will see the revenue associated with the 50-seat regional jet program, blended with the, obviously the revenue that we are currently getting on ticket sales for the existing Connect program, which is Skyway. And then you'll also see the cost of the regional capacity purchase in the Midwest Connect reported segment.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 Okay, thank you. And then, I joined the call late, but with respect to the hedging strategy, can you tell me what changed in your philosophy that made you determine to hedge as much as 90% of your fuel needs?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 We have had as part of our hedging program sort of three elements. One element was, and it's kind of insurance or risk management part of it, and that has been what you've seen most of the time in our 25% give or take kind of hedging. That was really the risk management portion. The Board has always authorized us to go higher than that, based upon two things. One, if we saw the opportunity to lock in some profits based upon our business plan. And, two, if we felt that there was an opportunistic reason to do so. In our discussions this year with our Board, our Board was looking at our business plan, seeing that we had the opportunity to lock in profitable operations for the year. We had been trending down in fuel price and we felt that this was the time to take the risk of fuel price change out of the equation for 2007.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 And finally, with respect to '08 hedging, do you have any in place, or, and how would you proceed in '08? Thanks.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Sure. We don't have anything in '08 at present. But, as the year rolls out, we would start taking position in '08, probably in the next quarter.

 Craig Kennison  - Robert W. Baird & Co., Inc. - Analyst

 Thanks again.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thanks, Craig,

Operator

 And Mr. Hoeksema, it appears we have no other questions at this time.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Okay. I'd like to thank all of you for participating today and for your ongoing support and look forward to talking to you next quarter. Thank you very much. 'Bye.

Operator

 Thank you, ladies and gentlemen. That concludes today's conference call. Thank you for your participation and you may please disconnect your lines.

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